

September 15, 2010

Via U.S. Mail and Facsimile

Jose Rafael Fernandez
President and Chief Executive Officer
Oriental Financial Group Inc.
997 San Roberto Street
Oriental Center 10th Floor
Professional Offices Park
San Juan, Puerto Rico 00926

> Re: **Oriental Financial Group Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **File No. 001-12647**

Dear Mr. Fernandez:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: Ivan G. Marrero
McConnell Valdes LLC